

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 21, 2008

Via U.S. Mail

Mr. Dennis B. Tower, Chief Executive Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, California 93309

> **Re:** **Foothills Resources, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **May 5, 2008**
> **File No. 333-137925**

Dear Mr. Tower:

We have reviewed your response letter dated May 5, 2008 and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 5, 2008

Risk Factors, page 3

Risk Related to Our Business, 4

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow, page 5

1. We note your response to prior comment 2. Please disclose the amount of the proceeds of the Credit Facility that was used to repay the amounts outstanding under the Mezzanine Facility. Please expand the disclosure here and in the MD&A section to discuss your ability to repay the amounts outstanding under the Credit Facility.

We may not be able to develop oil and gas reserves on an economically viable basis, and our reserves and production may decline as result, page 7

2. We note the statement, "We believe this result is inconsistent with the mud log shows, electric log interpretations, and offsetting well information. Our preliminary conclusion is that polymer fluids used during drilling operations most likely damaged the reservoirs near the wellbores." The statement appears to mitigate the risk you describe. Risk factors should be discussed plainly and directly without including language that mitigates or qualifies the risk you describe. Please remove the statement or move the statement to another section of the registration statement where the disclosure is more appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding any accounting matters. Direct any engineering questions to Ronald Winfrey, Petroleum Engineer, at (202)551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Hiller
        R. Winfrey
        C. Moncada-Terry

        VIA FACSIMILE

        Keith A. Melman
        Akin Gump Strauss Hauer & Feld LLP
        310.229.1001